Pinaki & Associates LLC

Certified Public Accountants

625 Barksdale Rd., Ste# 113

Newark, DE  19711

   Phone: 408-896-4405 | pmohapatra@pinakiassociates.com

June 7, 2018

Office of the Chief Accountant

Securities & Exchange Commission

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Infrastructure Developments Corp. On June 6, 2018, we were dismissed as the independent registered public accounting firm of Infrastructure Developments Corp. We have read Infrastructure Developments Corp.'s statement included under Item 4.01 of its Form 8-K dated June 7, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with Infrastructure Developments Corp.'s statement related to the engagement of KSP Group, Accountants and Consultants as the independent registered public accounting firm.

Sincerely,

/s/ Pinaki Mohapatra

Pinaki & Associates LLC

Certified Public Accountants

Newark, DE